SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  July , 2011 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,533,730		0.1127	0.0494
Shares	Common			785,480		0.0450	0.0253
Shares	Preferred			3,840,918		0.2822	0.1237

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Ágora Corretora	Buy	12	500	41.50	20,750.00
Shares	Common	According to Minute	Subscription	18	275	37.85	10,408.75
Shares	Common	According to Minute	Subscription	18	212	37.85	8,024.20
Shares	Common	According to Minute	Subscription	18	126	37.85	4,769.10
Shares	Common	According to Minute	Subscription	18	112	37.85	4,239.20
Shares	Common	According to Minute	Subscription	18	786	37.85	29,750.10
Shares	Common	According to Minute	Subscription	18	800	37.85	30,280.00
			Total Buy		2,811		108,221.35
Shares	Preferred	According to Minute	Subscription	18	1,457	44.96	65,506.72
Shares	Preferred	According to Minute	Subscription	18	1,241	44.96	55,795.36
Shares	Preferred	According to Minute	Subscription	18	231	44.96	10,385.76
Shares	Preferred	According to Minute	Subscription	18	857	44.96	38,530.72
Shares	Preferred	According to Minute	Subscription	18	584	44.96	26,256.64
Shares	Preferred	According to Minute	Subscription	18	3,712	44.96	166,891.52
Shares	Preferred	According to Minute	Subscription	18	3,078	44.96	138,386.88
			Total Buy		11,160		501,753.60

Shares	Common	Letter	Resignation	29	37,357	0.00	0.00
			Total Sell		37,357		0.00
Shares	Preferred	Ágora Corretora	Sell	01	340	51.90	17,646.00
Shares	Preferred	Ágora Corretora	Sell	12	400	49.48	19,792.00
Shares	Preferred	JP Morgan CCVM	Sell	13	400	49.50	19,800.00
Shares	Preferred	Ágora Corretora	Sell	22	400	48.80	19,520.00
Shares	Preferred	Letter	Resignation	29	171,711	0.00	0.00
			Total Sell		173,251		76,758.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,533,730		0.1122	0.0492
Shares	Common			750,934		0.0429	0.0241
Shares	Preferred			3,678,827		0.2692	0.1180

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)  Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share,

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  July, 2011 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			1,589,372,607		91.1396	51.1907
Shares	Preferred			633,041,118		46.5156	20.3890
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures			1,329		1.0649	0.6435

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	According to Minute	Buy (Exchange)	05	284,960	0.00	0.00
Shares	Common	According to Minute	Subscription	18	2	37.85	75.70
Shares	Common	According to Minute	Subscription	18	1,266,656	37.85	47,942,929.60
Shares	Common	According to Minute	Subscription	18	4,840,290	37.85	183,204,976.50
Shares	Common	According to Minute	Subscription	18	645,093	37.85	24,416,761.00
Shares	Common	According to Minute	Subscription	18	110	37.85	4,163.50
Shares	Common	According to Minute	Subscription	18	85	37.85	3,217.25
Shares	Common	According to Minute	Subscription	18	3,357	37.85	127,062.45
			Total Buy		7,040,553		255,699,186.00
Shares	Preferred	According to Minute	Buy (Exchange)	05	867,415	0.00	0.00
Shares	Preferred	According to Minute	Subscription	18	12	44.96	539.52
Shares	Preferred	According to Minute	Subscription	18	2,329,333	44.96	104,726,811.68
Shares	Preferred	According to Minute	Subscription	18	444,315	44.96	19,976,396.54
Shares	Preferred	According to Minute	Subscription	18	815	44.96	36,642.40
Shares	Preferred	According to Minute	Subscription	18	510	44.96	22,929.60
Shares	Preferred	According to Minute	Subscription	18	15,172	44.96	682,133.12
			Total Buy		3,657,572		125,445,452.86

Final Balance

Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			1,596,413,160		91.1645	51.2047
Shares	Preferred			636,698,690		46.5908	20.4220
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures			1,329		1.0649	0.6435

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)  Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share,

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  July, 2011 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)  Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer